Exhibit 15.1

Generation Income Properties, Inc.

Announces First-Quarter 2021 Financial Results

For Immediate Release

Tampa, FL – May 19th, 2021 – Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) today announced its results for the first quarter ended March 31, 2021.

Key First Quarter 2021 Operating and Financial Highlights:

●	Revenues from operations increased approximately $56 thousand or 6% over the prior year quarter to approximately $937 thousand

●	Portfolio was 100% occupied and all tenants paid contractual rents on time

●	Approximately $0.7 million of cash remained on hand as of March 31, 2021

●	Net loss was approximately $322 thousand as compared to the prior year quarter loss of $351 thousand

●	Core Funds from Operations (“Core FFO”) was approximately $134 thousand as compared to approximately $76 thousand in the prior year quarter

CEO David Sobelman

“GIP remains focused on showing progression each quarter in our financial results and positioning our portfolio for both stability and growth in the coming months,” said founder and CEO David Sobelman. “We are proving our ability to source quality assets as evidenced by our acquisitions thus far in 2021 including another property for $1.7 million in April 2021.”

Financial Results

Revenue

During the three-month period ended March 31, 2021, total revenues from operations were approximately $937 thousand as compared to $881 thousand for the three-month period ended March 31, 2020. Revenues increased $56 thousand due to two additional properties generating revenue for the three months ended March 31, 2021 that were purchased in November 2020 and February 2021.

Operating Expenses

During the three-month periods ended March 31, 2021 and 2020, we incurred total expenses of approximately $1.26 million and $1.23 million, respectively.

During the three-month period ended March 31, 2021, general, administrative and organizational (“GAO”) was $238 thousand for 2021 and $241 thousand for 2020.

During the three-month period ended March 31, 2021 and 2020, we incurred building expenses of approximately $181 thousand and $189 thousand, respectively. The $9 thousand decrease is primarily due to reduced maintenance costs of $5 thousand, lower property asset management fees of $9 thousand offset in part by increased property insurance expense of $6 thousand.

During the three-month period ended March 31, 2021and 2020, we incurred depreciation and amortization expense of approximately $380 thousand and $357 thousand, respectively. The $23 thousand increase is due to the two additional properties acquired since November 2020.

During the three-month period ended March 31, 2021 and 2020, we incurred interest expense and amortization of debt issuance costs of $354,989 and $376,290 respectively. The $21 thousand decrease in interest expense incurred is the result of $3.4 million of loans in which the interest rates change based on 30 day LIBOR and due to the interest rate reduction from 4.25% to 3.50% in March 2021 for approximately $13 million of loans.

During the three-month period ended March 31, 2021 and 2020, we incurred compensation costs of $105,651 and $67,693 respectively. The $38 thousand increase is reflective of additional personnel hires and their related compensation for the three-month period in 2021.

Income Tax Benefit

We did not record an income tax benefit for the three-months ended March 31, 2021 or 2020 because we have been in a net loss situation since inception and have recorded a valuation allowance to offset any tax benefits generated by the operating losses.

Net Loss

During the three-month periods ended March 31, 2021 and 2020, we generated a net loss of approximately $322 thousand and $351 thousand, respectively. The increased loss was the result of increased GAO costs, interest expense and depreciation and amortization.

Net Income Attributable to Non-controlling Interests

During the three-month period ended March 31, 2021, net income attributable to non-controlling interest was approximately $151 thousand as compared to a net income of $143 thousand for the three months ended March 31, 2020. The variance is attributable to the increase in distributions provided to the redeemable non-controlling interests which include amounts paid to the limited partnership interests held at the Operating Partnership for the three months ended March 31, 2021 and 2020 of $37 thousand and $21 thousand, respectively.

Net Loss Attributable to Shareholders

During the three-month periods ended March 31, 2021and 2020, we generated a net loss attributable to our shareholders of approximately $473 thousand and $494 thousand, respectively.

Core Funds From Operations

Core FFO for the three months ended March 31, 2021 and 2020 was $134 thousand and $76 thousand, respectively; a $58 thousand improvement over the prior year comparable period. Core FFO is a non-GAAP financial measure. A reconciliation of Core FFO to GAAP net income is included in the schedules attached hereto.

Liquidity

As of March 31, 2021 and the year ended December 31, 2020, we had approximately $0.7 million and $1.1 million, respectively, of cash on hand. As of March 31, 2021 and the year ended December 31, 2020, we had total current liabilities (excluding the current portion of the acquired lease intangible liability) of approximately $684 thousand and $565 thousand respectively.

Company Contact:

Investor Relations

Generation Income Properties Inc.

Tel (813) 448-1234

ir@gipreit.com

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. GIP invests primarily in freestanding, single-tenant commercial retail, office and industrial properties.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the Company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the Company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the Company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the Company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Generation Income Properties, Inc.

Consolidated Balance Sheets

	As of March 31,	As of December 31,
	2021	2020
	(Unaudited)
Assets

Investment in real estate
Property	$39,510,406	$37,352,447
Tenant improvements	482,701	482,701
Acquired lease intangible assets	3,126,132	3,014,149
Less accumulated depreciation and amortization	(2,696,965)	(2,317,454)
Total investments	40,422,274	38,531,843
Cash and cash equivalents	514,967	937,564
Restricted cash	184,800	184,800
Deferred rent asset	117,278	126,655
Prepaid expenses	386,749	134,165
Deferred financing costs	621,238	614,088
Accounts receivable	82,154	75,794
Escrow deposit and other assets	140,504	75,831
Total Assets	$42,469,964	$40,680,740

Liabilities and Stockholder’s Equity

Liabilities
Accounts payable	$67,883	$118,462
Accrued expenses	381,905	406,125
Acquired lease intangible liability, net	894,107	415,648
Insurance payable	234,185	40,869
Deferred rent liability	178,854	188,595
Note Payable - related party	1,100,000	1,100,000
Mortgage loans, net of unamortized discount of $680,749 and $689,190 at March 31, 2021 and December 31, 2020, respectively	29,551,991	28,356,571
Total liabilities	32,408,925	30,626,270

Redeemable Non-Controlling Interests	9,184,431	8,684,431

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 582,867 shares issued and outstanding at March 31, 2021 and 576,918 at December 31, 2020	5,829	5,770
Additional paid-in capital	5,520,450	5,541,411
Accumulated deficit	(4,649,671)	(4,177,142)
Total Generation Income Properties, Inc. stockholders’ equity	876,608	1,370,039

Total Liabilities and Stockholders’ Equity	$42,469,964	$40,680,740

The accompanying notes are an integral part of these unaudited financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Operations (unaudited)

	Three Months ended March 31,
	2021	2020

Revenue
Rental income	$936,888	$880,638

Expenses
General, administrative and organizational costs	237,887	241,364
Building expenses	180,553	189,461
Depreciation and amortization	379,511	357,018
Interest expense, net	354,989	376,290
Compensation costs	105,651	67,693
Total expenses	1,258,591	1,231,826
Net Loss	$(321,703)	$(351,188)

Less: Net income attributable to Non-controlling interest	150,826	142,844
Net Loss attributable to Generation Income Properties, Inc.	$(472,529)	$(494,032)

Total Weighted Average Shares of Common Stock Outstanding – Basic and Diluted	579,642	525,240

Basic and Diluted Loss Per Share Attributable to Common Stockholder	$(0.82)	$(0.94)

The accompanying notes are an integral part of these unaudited financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Stockholders’ Equity

For the Three Months Ended March 31, 2021 and 2020 (unaudited)

	Common Stock		Additional Paid-In	Accumulated	Generation Income Properties, Inc. Stockholders’	Redeemable Non-Controlling
	Shares	Amount	Capital	Deficit	Equity	Interest

Balance, December 31, 2019	525,250	$5,253	$4,773,639	$(2,345,489)	$2,433,403	$8,198,251

Common stock issued for services	—	—	20,023	—	20,023	—
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(142,844)
Dividends paid on Common Stock	—	—	(105,101)	—	(105,101)
Net (loss) income for the year	—	—	—	(494,032)	(494,032)	142,844

Balance, March 31, 2020	525,250	$5,253	$4,688,561	$(2,839,521)	$1,854,293	$8,198,251

Balance, December 31, 2020	576,918	$5,770	$5,541,411	$(4,177,142)	$1,370,039	$8,684,431

Common stock issued in lieu of cash compensation	2,200	22	43,978	—	44,000	—
Restricted stock unit compensation	3,749	37	49,434	—	49,471	—
Issuance of Redeemable Non-Controlling Interest for property acquisition	—	—	—	—	—	500,000
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(150,826)
Dividends paid on common stock	—	—	(114,373)	—	(114,373)	—
Net (loss) income for the year	—	—	—	(472,529)	(472,529)	150,826

Balance, March 31, 2021	582,867	$5,829	$5,520,450	$(4,649,671)	$876,608	$9,184,431

The accompanying notes are an integral part of these unaudited financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended March 31,
	2021	2020

OPERATING ACTIVITIES
Net loss	$(321,703)	$(351,188)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation	277,311	254,402
Amortization of acquired lease intangible assets	102,200	102,616
Amortization of debt issuance costs	31,103	50,712
Amortization of below market leases	(33,161)	(27,374)
Common stock issued in lieu of cash compensation	33,000	20,023
Restricted stock unit compensation	49,471	—
Changes in operating assets and liabilities
Accounts receivable	(6,360)	—
Other assets	(39,672)	(17,814)
Deferred rent asset	9,377	12,335
Prepaid expenses	(252,584)	(131,494)
Accounts payable	(43,727)	67,969
Accrued expenses	(13,223)	758
Deferred rent liability	(9,741)	60,447
Net cash provided by (used in) operating activities	(217,709)	41,392

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	(1,758,322)	(225,537)
Escrow deposits for purchase of properties	(25,000)	—
Net cash used in investing activities	(1,783,322)	(225,537)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable interest	500,000	—
Proceeds from related party loan	—	(800,000)
Mortgage loan borrowings	1,275,000	11,287,500
Mortgage loan repayments	(88,021)	(9,861,863)
Deferred financing costs paid in cash	(14,000)	(55,031)
Debt issuance costs paid in cash	(22,662)	(560,128)
Insurance financing borrowings	277,059	106,084
Insurance financing repayments	(83,743)	(42,397)
Distribution on redeemable non-controlling interests	(150,826)	(142,844)
Dividends paid on common stock	(114,373)	(105,101)
Net cash generated from (used in) financing activities	1,578,434	(173,780)

Net decrease in cash	(422,597)	(357,925)
Cash and cash equivalents and restricted cash - beginning of period	1,122,364	1,398,365
Cash and cash equivalents and restricted cash - end of period	$699,767	$1,040,440

CASH TRANSACTIONS
Interest Paid	317,003	314,894
NON-CASH TRANSACTIONS
Stock issued for accrued liabilities	11,000	—

The accompanying notes are an integral part of these unaudited financial statements.

Non-GAAP Financial Measures

Our reported results are presented in accordance with GAAP. We also disclose funds from operations (FFO) and adjusted funds from operations (AFFO) both of which are non-GAAP financial measures. We believe these two non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

FFO and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as GAAP net income or loss adjusted to exclude extraordinary items (as defined by GAAP), net gain or loss from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets and real estate related depreciation and amortization, including the pro rata share of such adjustments of unconsolidated subsidiaries. To derive AFFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to non-cash revenues and expenses such as amortization of deferred financing costs, amortization of capitalized lease incentives, above- and below-market lease related intangibles, non-cash stock compensation, and non-cash compensation. Such items may cause short-term fluctuations in net income but have no impact on operating cash flows or long-term operating performance. We use AFFO as one measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other companies.

We also use Core FFO and Core AFFO to adjust for non-capitalized costs incurred by the Company in relation to initial public company status and costs incurred with up-listing to Nasdaq. These costs will typically include non-cash stock compensation, consulting fees to investment banks, consultants for advice for public company status and distribution on redeemable non-controlling interest OP Units. Core FFO and Core AFFO may not be comparable to similarly titled measures employed by other companies. The following table reconciles net income (which we believe is the most comparable GAAP measure) to FFO and AFFO:

	Three Months Ended March 31,
	2021	2020

Net Loss attributable to Generation Income Properties, Inc.	$(472,529)	$(494,032)
Depreciation and amortization	379,511	357,018
Funds From Operations	(93,018)	(137,014)

Amortization of deferred financing costs	31,103	50,712
Distribution on redeemable non-controlling interests OP Units	113,722	122,469
Public company consulting fees	—	20,000
Non-cash stock compensation	82,471	20,023
Adjustments From Operations	227,296	213,204
Core Funds From Operations	$134,278	$76,190

Net Loss attributable to Generation Income Properties, Inc.	$(472,529)	$(494,032)
Depreciation and amortization	379,511	357,018
Amortization of deferred financing costs	31,103	50,712
Above-and below-market lease related intangibles	(33,161)	(27,374)
Adjustments From Operation	377,453	380,356
Adjusted Funds From Operations	(95,076)	(113,676)

Distribution on redeemable non-controlling interests OP Units	113,722	122,469
Non-cash stock compensation	82,471	20,023
Public company consulting fees	—	20,000
Adjustments From Operations	196,193	162,492
Core Adjusted Funds From Operations	$101,117	$48,816